HUNTON & WILLIAMS LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799 TEL 214 • 979 • 3000 FAX 214 • 880 • 0011

February 6, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Christian Windsor, Special Counsel

Re:	T Bancshares, Inc.
Form PRER14A Filed January 26, 2017 File No. 000-51297

Dear Mr. Windsor:
On behalf of T Bancshares, Inc. (the “Company”), enclosed is a copy of Amendment No. 2 (the “Amended Proxy Statement”) to the above referenced Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.
The changes reflected in the Amended Proxy Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of January 31, 2017 (the “Comment Letter”).  The Amended Proxy Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.
Set forth below are the Company’s responses to the Comments raised in the Comment Letter.  For the convenience of the Staff, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Amended Proxy Statement.  All references to page numbers and captions (other than those in the Comments) correspond to the page numbers included in the Amended Proxy Statement.
Financing, page 30
1.
It appears that in order to complete the merger, Parent must be able to pay shareholders of T Bancshares $32,525,000 in cash. Based on the disclosure on page 31, you have a loan commitment for $12 million, and propose to raise a further $9 to $14 million through the sale of units. Combined the total for those offerings will still leave a shortfall of up to $11.5 million. Revise the disclosure to explain how Parent, or Tectonic, plan to raise the additional funds.

In response to Comment #1, we have revised the disclosure on page 30 of the Amended Proxy Statement as follows:

Mr. Christian Windsor
Securities and Exchange Commission
February 6, 2017

Financing

As previously described in this proxy statement, the merger consideration consists of two cash payments:  the special dividend and the merger consideration.  The merger consideration is equal to $32,525,000, or $8.0275 per share, and will be paid by Parent.  Pursuant to the terms of the merger agreement, Parent will obtain the funds necessary to pay the merger consideration from three sources:  (1) a loan from a third party lender, (2) a private offering of capital stock by Tectonic Holdings to its affiliates, and (3) a private offering of capital stock by Tectonic Holdings to non-affiliates.

Third Party Loan.  An unaffiliated third party financial institution has committed to Parent to fund a loan in the amount of $12,000,000, for a term length of 36 months, at an interest rate equal to the Wall Street Journal Prime Rate plus 0.75% (the “Commitment Letter”).  Guarantors on the loan will include Tectonic Holdings and Tectonic Advisors.  Collateral for the loan will include all of the issued and outstanding shares of common stock of the Bank and the Company’s proceeds from key-man life insurance with respect to Patrick Howard. The loan will include customary covenants regarding the amount of the Bank’s capital and requisite capital ratios, among other things.  The loan will be repaid through quarterly interest-only payments on the outstanding balance for the first 12 months, followed by quarterly principal plus interest payments, based upon an 84 month amortization, for the remaining 24 months of the term of the loan.  Parent expects to repay the loan with dividends received from the Bank.

Private Offering to Affiliates of Tectonic Holdings.  Tectonic Holdings is offering a minimum of 1,000,000 and a maximum of 1,070,000 of its common securities (the “Units”), as a price of $10.00 per Unit (the “Offering”), solely to certain directors and officers of Tectonic Holdings and its affiliates, who are also “accredited investors” as defined in Regulation D promulgated under the Securities Act of 1933, as amended.

Private Offering to Non-affiliates of Tectonic Holdings.  Tectonic Holdings is offering for sale a minimum of 900,000 and a maximum of 1,400,000 Units, at a price of $10.00 per Unit (the “Related Offering” and together with the Offering, the “Offerings”) solely to “accredited investors.”

Tectonic Holdings has received executed Subscription Agreements for the Offerings totaling approximately $23,300,000 and will use a portion of the proceeds of the Offerings, in an amount of not less than $21,500,000, to purchase common stock of Parent.  Investors in the Offerings will receive the Units, and, through a distribution from Tectonic Holdings, an equal number of shares of Parent common stock.  After the distribution and the completion of the merger, each member of Tectonic Holdings will own an equal percentage of Parent.

Limited Guarantee.  If Parent fails to obtain the funds necessary to pay the merger consideration, the Company may terminate the merger agreement and abandon the merger.  If the merger agreement is terminated under these circumstances, Parent will be required to pay the Company a reverse termination fee of $1,500,000.  The reverse termination fee is guaranteed by Tectonic Advisors under the merger agreement.

Mr. Christian Windsor
Securities and Exchange Commission
February 6, 2017

All expenses incurred by the Company in connection with the merger agreement, including all fees and expenses of its agents, representatives, counsel and accountants will be paid by the Company.  Please refer to “Opinion of the Company’s Financial Advisor in Connection with the Merger” on page 18 of this document for the estimated after-tax expenses to be incurred in connection with the merger agreement and the transactions contemplated by the merger agreement.

In addition, we have added similar disclosure on page 5 of the Amended Proxy Statement under “Summary – Financing of the Merger.”
2.
We also note your response to comment 3 from our letter dated January 13, 2017, you argue that financing is assured because the purchasers in the proposed private placement have already executed binding contracts to purchase the units. In order for financing to be assured, the acquirer must be able to show not only that they have a commitment of funds, but also that the commitment is backed by the capacity to act on that commitment.

We respectfully advise the Staff that both Parent and the Company believe the financing of the merger consideration is “assured” for purposes of Instruction 2(a) to Item 14 of Schedule 14A.  As noted in our response to Question #1 above, Parent and Tectonic Holding have received irrevocable subscription agreements and a binding commitment letter from a third party lender in an amount of approximately $35,300,000, which exceeds the amount of merger consideration.  Both the Company and Tectonic have conducted due diligence on the investors in the Offerings.  Based on this due diligence, certain representations by the investors in their irrevocable subscription agreements and Tectonic’s existing personal and professional relationships with certain of the investors, the Company and Tectonic believe the investors have the capacity to fund their committed investments.  While the Company believes that the financing is assured, the reverse termination fee under the merger agreement provides the Company with additional protection in the unlikely event that Parent is unable to obtain the financing required to complete the merger.  The payment of such reverse termination fee is also guaranteed by Tectonic Advisors pursuant to the terms of the merger agreement.  As a result, the Company expects that the funds to be provided by the third party lender under its commitment letter and by the investors in the Offerings under their respective irrevocable subscription agreements will be sufficient to pay the merger consideration and that the guarantee provided by Tectonic Advisors under the merger agreement will be sufficient to pay any reverse termination fee of Parent.

Therefore, for the reasons described above, the Company respectfully submits that the financing for the merger is “assured” for purposes of Instruction 2(a) to Item 14 of Schedule 14A and the information required by Item 14(c)(1) of Schedule 14A is not required to be disclosed in the Amended Proxy Statement pursuant to the text of Instruction 2(a) to Item 14 of Schedule 14A.

Mr. Christian Windsor
Securities and Exchange Commission
February 6, 2017

*****
Please contact the undersigned at (214) 468-3395 should you require further information or have any questions.
Sincerely,

/s/ Peter G. Weinstock
Peter G. Weinstock
cc:          Patrick Howard, President and Chief Executive Officer, T Bancshares, Inc.
A. Haag Sherman, Chairman of the Board, Tectonic Acquisition, Inc.
Michael G. Keeley, Norton Rose Fulbright US LLP